UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-8022

CSX Corporation 1991 Employees Stock Purchase
and Dividend Reinvestment Plan
(Exact name of registrant as specified in its charter)

One James Center
901 East Cary Street
Richmond, Virginia 23219
(804) 782-1400
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Plan Interests and CSX Corporation Common Stock, par value $1.00 per share, issuable pursuant to the Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Corporation 1991 Employees Stock Purchase and Dividend Reinvestment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2002	CSX CORPORATION 1991 EMPLOYEES
  STOCK PURCHASE AND DIVIDEND
  REINVESTMENT PLAN

  By:     CSX CORPORATION, AS PLAN SPONSOR

By: /S/ DAVID A. BOOR
David A. Boor
Vice President and Treasurer

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